VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

April 16, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Palmer Square SSI Hedged Convertible Income Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 13, 2012, regarding Post-Effective Amendment No. 242 to the Registrant’s Form N-1A registration statement with respect to the Palmer Square SSI Hedged Convertible Income Strategy Fund series of the Registrant (the “Fund”).  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 248 to the Registrant’s Form N-1A registration statement (the “Amendment”) to be filed on April 17, 2012.

SUMMARY PROSPECTUS

Investment Objectives

1.  If the Fund will include the term “Income” in its name, please restate the Fund’s investment objectives to indicate that it seeks income as a primary investment objective rather than as a secondary investment objective.

Response: The Fund confirms that it seeks income as a primary investment objective and has modified the disclosure of its investment objectives accordingly. The Fund’s prospectus now states that the Fund seeks absolute returns and income.

Fee and Expense Table

2.  Please reinstate the contingent deferred sales charge in the text of the fee and expense table.

Response: The Fund has reinstated the contingent deferred sales charge in the text of the fee and expense table.

Principal Investment Strategies

3.  Please describe the concept of equity sensitivity in further detail in the Fund’s prospectus.

Response: As indicated in the Fund’s prospectus, “equity sensitivity” refers to the sensitivity of a convertible security to changes in the price of the issuer’s common stock.  The Fund has revised the prospectus included as part of the Amendment to provide an additional description of this concept, as follows:

If a convertible security has a low premium over conversion value but a high premium over investment value, the convertible security will be expected to be very equity sensitive and to have a high correlation to movement in the related common stock.  Such a convertible security will generally be relatively insensitive to changes in interest rates.  If the convertible security has a low premium over investment value but a high premium over conversion value, however, the convertible security will be expected to exhibit high sensitivity to interest rates and low sensitivity to changes in the price of the underlying common stock.

In light of the current disclosure in Item 4 and the general notion of keeping the strategy portion of the summary prospectus as brief as possible, the Fund has elected to include this disclosure in its response to Item 9.

4.  Please describe the Fund’s methodology for shorting securities.

Response: The Fund notes that its prospectus, in the response to Item 9, describes its methodology for shorting securities as follows:

After acquiring a convertible security, the Fund will establish a short position in the common stock of the same issuer. These short positions are intended to provide the Fund’s holdings of convertible securities with some protection from decreases in the price of the related common stock. The Fund seeks to hedge its long positions in this way on a security-by-security basis.

The Fund has included a substantially similar disclosure in its response to Item 4.

5.  Please state that the Fund has adopted a policy under normal market conditions of investing 80 percent of its net assets, plus borrowings for investment purposes, in the types of investments suggested by its name.

Response: The Fund’s prospectus states that the Fund will generally seek to invest in convertible securities and to establish short positions in the common stock of the issuers of those convertible securities.  The Fund has adopted a policy providing that, under normal market conditions, it will invest 80 percent of its net assets, plus borrowings for investment purposes, in those instruments. The Fund has revised its responses to Items 4 and 9 accordingly.

STATUTORY PROSPECTUS

Management of the Fund – Prior Performance of Similar Accounts Managed by the Sub-Advisor

6.  Please explain why the Fund has chosen to compare the composite returns to the returns on 90-day Treasury bills.

Response: The Fund believes that a performance comparison versus the returns on 90-Day Treasury bills is appropriate because interest rebates on short sales and coupon interest on convertible bonds comprise a consistent and important component of the return of the composite included in the comparison. The Fund notes that this strategy is substantially similar to its own principal investment strategy.  In addition, the Fund notes that the volatility of this strategy is expected to be greater than the volatility on 90-Day Treasury bills because of its investments in convertible and equity securities.  The Fund believes that any return above the rate on 90-Day Treasury bills will depend upon higher interest income available in the convertible securities market and the manner in which its portfolio is invested by its sub-advisor, SSI Investment Management, Inc.

Back Cover Page

7.  Please confirm that the address information included on the back page of the prospectus conforms to the requirements of Form N-1A.

Response: The Fund confirms that the back page of the prospectus, as it appears in the Amendment, conforms to the requirements of Form N-1A.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua B. Sterling (202.373.6556) or Michael Glazer (213.680.6646) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Joshua B. Sterling

Joshua B. Sterling, Esq.
Bingham McCutchen LLP

3